[Reference Translation]

March 17, 2025

To Whom It May Concern:

Company Name:	TOYOTA MOTOR CORPORATION
Name and Title of Representative:	Koji Sato, President
(Code Number:7203; Prime of Tokyo Stock Exchange and Premier of Nagoya Stock Exchange)
Name and Title of Contact Person:	Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div.
(Telephone: +81-565-28-2121)

“Progression of Disclosure Matter”

Notification of Change in Status of Subsidiary

(Establishment of a new subsidiary)

Regarding the announcement dated February 5, 2025, “Notification of Change in Status of Subsidiary (Establishment of a new subsidiary)”, the establishment and investment procedures for the subsidiary have now been completed. The updated sections are underlined for your reference.

Overview of the subsidiary

(1) Company Name	Lexus Electrified Shanghai Co., Ltd.

(2) Location	Jinshan District, Shanghai, China

(3) Job title and name of representative	Tatsuro Ueda, President

(4) Description of business	Development and production of BEVs, and production of batteries

(5) Share capital	JPY 107.1 billion

(6) Date of establishment	Date of establishment : February 18, 2025 Date of investment : March 17, 2025

(7) Investment ratio	Toyota, 100%

(8) Relationship between Toyota and said company	Capital relationship	Toyota will hold 100% ownership and make it a consolidated subsidiary.
	Personnel relationship	Two (2) executives from Toyota and one (1) executive from Toyota’s subsidiary, Toyota Motor (China) Investment Co., Ltd.
	Business relationship	Licensed production of Toyota’s products.

-End-